NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

DATE OF REPORT: August 25, 2020

This MD&A for New Pacific Metals Corp. and its subsidiaries’ (“New Pacific” or the “Company”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2020 and the related notes contained therein. In addition, the Company reports its financial position, financial performance and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended June 30, 2020.

BUSINESS STRATEGY

The Company is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia and Canada. The Company’s flagship project is the Silver Sand Project in Bolivia. With experienced management and sufficient technical and financial resources, the Company is well positioned to build shareholder value through exploration and resource development.

The Company is publicly listed on the Toronto Stock Exchange (“TSX”) under the symbol “NUAG” and on the OTCQX Best Market in the United States under the symbol “NUPMF”. The head office, registered and records offices of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

FISCAL 2020 HIGHLIGHTS

• Inaugural independent NI 43-101 Mineral Resource estimate for the Silver Sand Project, one of the largest new global silver discoveries in the last decade and the largest Bolivian silver discovery since the mid-1990s: Measured & Indicated of 155.86 Moz of silver and 35.55 Moz of silver in the Inferred category. The deposit remains open for expansion;

• Discovered a new zone of high grade silver mineralization, Snake Hole, adjacent to the Silver Sand deposit;

• Commenced regional silver exploration - acquired the stand-alone Silverstrike Project, a Silver Sand analog comprised of underexplored, structurally controlled, silver-polymetallic sandstone hosted mineralization centred on the historic Berguenla mining district;

• Increased the Companies bench strength with key hires during the period – successfully transitioned COO to CEO role, added a VP Sustainability, dedicated Project Manager Silver Sand and Bolivian Sustainability team members;

• Commenced advanced studies – Preliminary Economic Assessment, Environmental and Social baseline studies on the Silver Sand Project and regional exploration on the Silverstrike Project;

• Continued focus on creating stakeholder value – subject to approvals spin-out the Tagish Lake Gold Project to Whitehorse Gold Corp. (“Whitehorse Gold”) and distribute Whitehorse Gold common shares to the Company’s shareholders on a pro rata basis by way of a plan of arrangement; and

• Strengthened the treasury by raising net proceeds of $38.9 million through two bought deal financings to fund exploration and development studies. Maintained strong treasury position of $66.9 million as at June 30, 2020.

Management’s Discussion and Analysis	Page 1

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

PROJECTS OVERVIEW

1. Silver Sand Project

The Silver Sand Project is located in the Colavi District of Potosí Department in southwestern Bolivia at an elevation of 4,072 metres (“m”) above sea level, 25 kilometres (“km”) northeast of Potosí City, the department capital.

In detail the Project is comprised of two claim blocks; the Silver Sand South and North Blocks; which encompass a total area of 5.42 km2: The Silver Sand South block hosts the Silver Sand deposit and is comprised of 17 ATEs which as per Bolivia mining law have been consolidated into a single claim block, termed an AMC – details of which are below:

Exploration and mining rights in Bolivia are granted by the Ministry of Mines and Metallurgy through the Jurisdictional Mining Administrative Authority (Autoridad Jurisdiccional Administrativa Minera or “AJAM”). Under the revised 2014 and 2016 Mining Laws, tenure is granted as either an AMC or an exploration license. Tenure held under previous legislation was converted to ATEs, formerly known as “mining concessions”. These ATEs are required to be consolidated to new 25-hectare sized cuadriculas (concessions) and converted to Administrative Mining Contracts (“AMC”). AMCs created by conversion recognize existing rights of exploration and / or exploitation and development, including treatment, foundry refining, and / or trading.

AMCs have a fixed term of 30 years and can be extended for a further 30 years if certain conditions are met. Each contract requires ongoing work and the submission of plans to AJAM. Exploration licenses are valid for a maximum of five years and provide the holder with the first right of refusal for an AMC. In specific areas, mineral tenure is owned by the Bolivian state mining corporation, Corporación Minera de Bolivia (“COMIBOL”). In these areas development and production agreements can be obtained by entering into a Mining Production Contract (MPC) with COMIBOL.

In accordance with the Mining Law, New Pacific (through Alcira) submitted all required documents for the consolidation and conversion of the original 17 ATEs, which comprise the core of the Silver Sand Project, to cuadriculas and AMC to AJAM. On January 6, 2020, Alcira signed an AMC with AJAM pursuant to which the 17 ATEs were consolidated into one concession with an area of 3.17 km2. This AMC is yet to be registered with the mining register, notary process and published in the mining gazette.

In addition, New Pacific acquired 100% interest in three continuous mineral concessions called Jisas, Jardan and El Bronce originally owned by third party private entities. These three concessions, when converted to AMCs, will total 2.25 km2. Consequently the total area owned by the Company which comprises the Silver Sand Project is 5.42 km2.

Exploration Progress

The Company has carried out extensive exploration and resource definition drill programs on its Silver Sand Project since acquisition in 2017. From 2017 to 2019 a total of 386 holes in 97,619m of drilling were completed – one of the largest green fields discovery drill programs in South America during this period.

On April 14, 2020, the Company released the inaugural NI 43-101 Mineral Resource estimate for its 100% owned Silver Sand Project. Using a 45 g/t silver cut-off-grade the estimate reported Measured & Indicated resource tonnes of 35.39 Mt at 137 g/t Ag for 155.86 Moz and Inferred resource tonnes of 9.84 Mt at 112 g/t Ag for 35.55 Moz see News Release for details.

Management’s Discussion and Analysis	Page 2

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

The Company commenced its 2020 drill campaign during the first quarter of 2020, a total of 1,589.75m of drilling was completed before field-based operations in Bolivia were suspended due to the COVID-19 pandemic. Advanced studies have commenced on the Project, following a competitive tendering process, the Company selected CSA Global Consultants Canada Ltd. (an ERM Group company), Knight Piésold Consultores S.A., and Wood plc (an Amec Foster Wheeler company) to lead the Preliminary Economic Assessment, Environmental baseline study, and Social baseline studies, respectively. The initial desktop portion of the studies are currently in progress.

In response to the COVID-19 pandemic the Company’s Health & Safety Team has implemented Company- wide safety protocols such as 14-day self-isolation where necessary, travel restrictions, remote working and enhanced hygiene controls. The Company also continues to provide assistance to the communities neighbouring our projects by donating medical, hygiene and food supplies to them as part of our ongoing social responsibility program. The Company continues to monitor the situation and will recommence Silver Sand operations when it is deemed safe to do.

For the year ended June 30, 2020, total expenditures of $12,731,745 (year ended June 30, 2019 - $10,725,924) were capitalized under the project comprising of the 2019-2020 drill campaign, site and camp service and construction, maintaining a country office in La Paz, a management team, and workforce for the project.

On July 25, 2018, New Pacific announced that Alcira signed a memorandum of understanding (the “MOU”) with COMIBOL, allowing Alcira to explore and potentially develop and mine 29 ATEs and 201 cuadriculas adjoining the Silver Sand Project.

Subsequently on January 11, 2019, New Pacific announced that Alcira entered into a Mining Production Contract (the “MPC”) with COMIBOL granting Alcira the right to carry out exploration, development and mining production activities in the areas adjoining the Company’s Silver Sand Project. The MPC covers an aggregate area of 56.9 km2. In detail the MPC is comprised of two areas: The first area consists of 29 COMIBOL ATEs, located to the south and west of the Silver Sand Project. The second area includes additional geologically prospective to the north, the east and the south of the Silver Sand Project whereby COMIBOL will apply for exploration and mining rights with AJAM. Upon granting of the exploration and mining rights by AJAM, COMIBOL will contribute these additional properties to the MPC.

The MPC was approved by Bolivia’s Ministry of Mining and Metallurgy on January 7, 2019, but remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia. As of the date of this MD&A, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia. Presidential elections are currently in progress in Bolivia and there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that they will be obtained on reasonable terms. The Company cannot predict the new government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, or taxation. A change in government positions on these issues could adversely affect the ratification of the MPC and the Company’s business.

Management’s Discussion and Analysis	Page 3

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

There are no known economic mineral deposits, nor any previous drilling or exploration discovery within the MPC areas. Alcira has not received any geological maps nor any assay results from COMIBOL on the properties covered by the MPC before or after signing of the MPC. Alcira maintains that the MPC with COMIBOL continues to present an opportunity to explore and evaluate the possible extension of the mineralization outside of the Silver Sand Project.

In July 2018, the Company entered into an agreement with third party private owners to acquire their 100% interest in the Jisas and Jardan mineral concessions located subjacent to the Silver Sand Project by cash payments in the aggregate amount of $1,315,600 (US$1,000,000) and issuance of 832,000 common shares. During Fiscal 2019, cash payments of $657,800 (US$500,000) were paid and 250,000 common shares were issued to the vendors. During the year ended June 30, 2020, cash payments of $394,680 (US$300,000) were paid and 291,000 common shares were issued to the vendors. Future cash payments of $263,120 (US$200,000) were accrued as payable for mineral property acquisition as at June 30, 2020.

In December 2019, the Company further expanded its Silver Sand land package by acquiring a 100% interest in an ATE, El Bronce, located approximately 4 kilometres to the north of the project by making a one-time cash payment of $267,720 (US$200,000) to arm’s length private owners. This newly acquired ATE currently consists of six hectares but will total approximately 0.50 km2 once it has been consolidated and converted to a Mining Administrative Contract with AJAM.

2. Silverstrike Project

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from an arm’s length private Bolivian corporation (the “Vendor”) by making a one-time cash payment of $1,782,270 (US$1,350,000). Under the agreement, the Company’s Bolivian subsidiary will cover 100% of the future expenditures including exploration, development and mining production activities. The agreement has a term of 30 years and renewable for another 15 years. The agreement is subject to approval by AJAM.

The Silverstrike Project consists of approximately 13km2 and is located approximately 140 kilometres southwest of La Paz, Bolivia. Silverstrike shares many similarities with the Silver Sand Project pre- discovery drilling namely: sandstone hosted structurally controlled silver-polymetallic mineralization centered on a historic mining district – the Berenguela District, presence of felsic Tertiary intrustives with corresponding multilple silver rich occurrences associated with extensive sercitic alteration and underexplored with limited modern exploration. The Vendor has also applied for exploration rights over areas surrounding the Silverstrike Project as part of the transaction.

During the period the Company’s exploration team commenced geological, structural and alteration mapping in addition to geochemical sampling on the Silverstrike Project.

For the year ended June 30, 2020, expenditures of $640,102 (year ended June 30, 2019 - $nil) were capitalized under the project related to exploration camp service, field work and staffing for the project.

3. Tagish Lake Gold Project

The Tagish Lake Gold Project (“TLG Project”), covering an area of 166 km2, is located in Yukon Territory, Canada, and consists of 1,051 mining claims hosting three identified gold and gold-silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum, respectively.

Management’s Discussion and Analysis	Page 4

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

The Company acquired the TLG Project in December 2010 and completed a single exploration season in 2011 prior to placing the Project on care and maintenance. During the year, the Company performed strategic reviews on its TLG Project and established a wholly owned subsidiary, Whitehorse Gold Corp. (“Whitehorse Gold”), to hold its 100% interest in the project. In Q4, fiscal 2020, significant changes with favourable effects on the TLG Project have taken place. The Company obtained a Class 1 exploration permit, commenced desktop technical studies and analysis of the project including an updated exploration plan. As a result, the Company reversed the previously recorded impairment on TLG Project to its recoverable amount, being its fair value less costs of disposal (“FVLCD”). The fair value was determined using a market approach based on the pricing parameters implied by the market value of selected comparable transactions involving the sale of similar companies or mineral properties. Specifically, the comparable in-situ resource multiples (Enterprise Value (“EV”) per ounce of contained gold (“EV/R&R”)) observed in comparable transactions has been used to estimate the fair value. As a result, the Company recognized an impairment recovery of $11,714,944 for the year ended June 30, 2020.

On July 22, 2020, the Company announced that, subject to customary approvals, it intends to (directly or indirectly) distribute all Whitehorse Gold common shares to the Company’s shareholders on a pro rata basis by way of a plan of arrangement under the Business Corporations Act (British Columbia) and apply to list the Whitehorse Gold common shares on TSX Venture Exchange.

Upon completion of the spin-out, the Company would continue to focus on the exploration and development of its Silver Sand and Silverstrike projects in Bolivia.

For the year ended June 30, 2020, total expenditures of $105,056 (year ended June 30, 2019 - $nil) were capitalized under the project.

4. RZY Silver-Lead-Zinc Project

The RZY Project, located in Qinghai, China is an early stage silver-lead-zinc exploration project. The RZY Project is located approximately 237 km via paved and gravel roads from the city of Yushu Tibetan Autonomous Prefecture, or 820 km via paved highway from Qinghai Province’s capital city of Xining. In 2016, the Qinghai Government issued a moratorium which suspended exploration for 26 mining projects in the region, including the RZY project, and classified the region as a National Nature Reserve Area.

During the year ended June 30, 2020, the Company’s subsidiary, Qinghai Found, reached a compensation agreement (the “Agreement”) with the Qinghai Government for the RZY Project. Pursuant to the Agreement, Qinghai Found will surrender its title of the RZY Project to the Qinghai Government after completing certain reclamation works for one-time cash compensation of $3.8 million (RMB ¥20 million). As of June 30, 2020, the Company completed the reclamation works for a cost of approximately $200,000, and they are currently under review and subject to approval by the Qinghai Government.

Management’s Discussion and Analysis	Page 5

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs are summarized as follows:

Cost	Silver Sand	Silverstrike	Tagish Lake	RZY Project	Total
Balance, July 1, 2018	$60,374,656	$-	$-	$4,488,108	$64,862,764
Capitalized exploration expenditures
Drilling and assaying	6,978,112	-	-	-	6,978,112
Project management and support	2,980,841	-	-	-	2,980,841
Camp service	742,163	-	-	-	742,163
Geological surveys	4,170	-	-	-	4,170
Permitting	7,401	-	-	-	7,401
Acquisition of mineral concessions	2,631,200	-	-	-	2,631,200
Other	13,237	-	-	-	13,237
Impairment	-	-	-	(779,823)	(779,823)
Foreign currency impact	(450,362)	-	-	(173,621)	(623,983)
Balance, June 30, 2019	$73,281,418	$-	$-	$3,534,664	$76,816,082
Capitalized exploration expenditures
Reporting and assessment	601,466	976	-	-	602,442
Drilling and assaying	6,521,210	2,237	-	-	6,523,447
Project management and support	4,546,717	586,052	-	-	5,132,769
Camp service	661,514	50,837	-	-	712,351
Camp construction	32,406	-	-	-	32,406
Permitting	51,358	-	105,056	-	156,414
Acquisition of Silverstrike Project	-	1,782,270	-	-	1,782,270
Acquisition of mineral concessions	290,220	-	-	-	290,220
Other	26,854	-	-	-	26,854
Impairment recovery	-	-	11,714,944	-	11,714,944
Reclassified to assets held for distribution	-	-	(11,820,000)	-	(11,820,000)
Foreign currency impact	2,979,031	59,546	-	40,800	3,079,377
Balance, June 30, 2020	$88,992,194	$2,481,918	$-	$3,575,464	$95,049,576

INVESTMENTS OVERVIEW

1. SHORT-TERM INVESTMENTS Short-term investments consist of the following:

	June 30, 2020	June 30, 2019
Guaranteed investment certificates	$20,003,028	$-
Bonds	630,744	10,942,898
	$20,633,772	$10,942,898

The Company acquired Guaranteed Investment Certificates (“GICs”) through major Canadian financial institutions. These GICs were held to receive interest payments until maturity. The Company accounts for the GICs at amortized cost at each reporting date.

The Company acquired bonds issued by other companies from various industries through the open market. These bonds were held to receive coupon interest payments and to realize potential gains. The bonds may also be disposed on demand through the open market should the Company require funds for operational or investment needs. The Company accounts for the bonds at fair value at each reporting date.

Management’s Discussion and Analysis	Page 6

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

The continuity of bonds is summarized as follows:

Amount
Balance, July 1, 2018	$18,114,026
Interest earned	882,960
Gain on fair value change	631,809
Coupon payment	(853,076)
Disposition	(7,700,006)
Foreign currency translation impact	(132,815)
Balance, June 30, 2019	$10,942,898
Interest earned	361,555
Loss on fair value change	(375,644)
Coupon payment	(399,499)
Disposition	(10,230,848)
Foreign currency translation impact	332,282
Balance, June 30, 2020	$630,744

2. Equity Investments

Equity investments represent equity interests of other publicly traded or privately-held companies that the Company has acquired through the open market or through private placements. These equity interests consist of common shares, preferred shares, and warrants.

The Company’s equity investments are summarized as follows:

	June 30, 2020	June 30, 2019
Common or preferred shares
Public companies	$4,795,960	$4,443,963
Private companies		327,175
Warrants
Public companies	807,631	339,755
	$5,603,591	$5,110,893

The continuity of equity investments is summarized as follows:

		Accumulated mark-to-
		market gain included in net
	Fair value	income
Balance, July 1, 2018	$5,758,627	$3,112,656
Proceeds on disposal	(570,561)	-
Change in fair value	(77,173)	(77,173)
Balance, June 30, 2019	$5,110,893	$3,035,483
Acquisition	5,018,338	-
Proceeds on disposal	(6,131,622)	-
Change in fair value	1,605,982	1,605,982
Balance, June 30, 2020	$5,603,591	$4,641,465

Management’s Discussion and Analysis	Page 7

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

FINANCIAL RESULTS

Selected Annual Information
	Fiscal 2020	Fiscal 2019	Fiscal 2018
Income (loss) from Investments	$1,761,514	$1,532,391	$(1,539,759)
Income (loss) before other income and expenses	(4,426,440)	(1,735,316)	(4,643,471)
Impairment recovery (impairment) of mineral property interests	11,714,944	(779,823)	-
Other income (loss)	624,383	(57,616)	521,286
Net income (loss)	7,912,887	(2,572,755)	(4,122,185)
Net income (loss) attributable to equity holders	7,932,299	(2,420,904)	(4,106,450)
Basic and diluted earnings (loss) per share	0.05	(0.02)	(0.03)
Total assets	178,816,058	124,248,395	104,682,200
Total liabilities	2,043,514	2,368,392	1,851,767

Net income attributable to equity holders of the Company for the year ended June 30, 2020 was $7,932,299 or $0.05 per share (year ended June 30, 2019 - net loss of $2,420,904 or $0.02 per share). The Company’s financial results were primarily impacted by the following: (i) income from investments of $1,761,514 compared to income of $1,532,391 in the prior year; (ii) operating expenses of $6,187,954 compared to $3,267,707 in the prior year; (iii) impairment recovery of $11,714,944 on mineral property interests compared to impairment of $779,823 in the prior year; and (iv) foreign exchange gain of $624,383 compared to loss of $64,491 in the prior year.

Income from investments for the year ended June 30, 2020 was $1,761,514 (year ended June 30, 2019 – income of $1,532,391). Within the income from investments, $1,605,982 was gain on the Company’s equity investments, $14,089 was loss from fair value change partially offset by interest earned on bonds, $139,597 was dividends received on preferred shares, and $30,024 was interest income earned on cash and GICs. As at the date of this MD&A, the Company’s material investments are preferred shares issued by the largest five Canadian Banks with weighted average dividends yield of 5.71% and Canadian GICs earning weighted average interest of 0.91%.

Operating expenses for the year ended June 30, 2020 were $6,187,954 (year ended June 30, 2019 - $3,267,707). Items included in operating expenses were as follows:

(i) Project evaluation and corporate development expenses for the year ended June 30, 2020 were $276,677 (year ended June 30, 2019, $38,935). The Company is actively seeking and evaluating other exploration and investment opportunities in Bolivia following its initial success with the Silver Sand Project.

(ii) Filing and listing fees for the year ended June 30, 2020 were $172,058 (year ended June 30, 2019 - $124,904). The increase in filing and listing fees in the current year was a result of the Company’s bought deal financing transactions in October 2019 and June 2020.

(iii) Investor relations expenses for the year ended June 30, 2020 were $720,898 (year ended June 30, 2019 - $772,245).

Management’s Discussion and Analysis	Page 8

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

(iv) Professional fees for the year ended June 30, 2020 were $406,880 (year ended June 30, 2019 - $178,200). The increase in professional fees in the current year was related to the acquisition of Silverstrike Project along with the expansion of the Silver Sand Project.

(v) Salaries and benefits expense for the year ended June 30, 2020 were $1,778,673 (year ended June 30, 2019 - $930,962). The increase in salaries and benefits expense in the current year was related to additional employees being hired in Bolivia and Canada to facilitate the operation and expansion of the Company’s various mining projects.

(vi) Office and administration expenses for the year ended June 30, 2020 were $688,844 (year ended June 30, 2019 - $287,964).

(vii) Share-based compensation for the year ended June 30, 2020 was $2,127,818 (year ended June 30, 2019 - $922,498). The increase in share-based compensation was due to the grant of restricted share units (“RSUs”) in the year instead of stock options. RSUs are valued at higher costs compared to equivalent stock options.

Impairment recovery for the year ended June 30, 2020 was $11,714,944 related to the TLG Project compared to impairment loss of $779,823 in the prior year related to the RZY Project.

Foreign exchange gain for the year ended June 30, 2020 was $624,383 (year ended June 30, 2019 – loss of $64,491). The Company holds a portion of cash and cash equivalents and bonds in US dollars while the Company’s functional currency is Canadian dollar. The fluctuation in exchange rates between the US dollar and the Canadian dollar will impact the financial results of the Company. During the year ended June 30, 2020, the US dollar appreciated by 4.1% against the Canadian dollar (from 1.3087 to 1.3628) while in the prior year the US dollar depreciated by 0.6% against the Canadian dollar (from 1.3168 to 1.3087).

Management’s Discussion and Analysis	Page 9

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

Selected Quarterly Information
	For the Quarters Ended
	Jun. 30, 2020	Mar. 31, 2020	Dec. 31, 2019	Sep. 30, 2019
Income (loss) from Investments	$901,368	$(1,594,956)	$339,654	$2,115,448
Income (loss) before other income and expenses	(1,119,665)	(3,127,804)	(1,285,479)	1,106,508
Impairment recovery of mineral property interests	11,714,944	-	-	-
Other income (loss)	(619,180)	1,390,100	(322,879)	176,342
Net (loss) income	9,976,099	(1,737,704)	(1,608,358)	1,282,850
Net (loss) income attributable to equity holders	9,979,318	(1,733,133)	(1,599,824)	1,285,938
Basic and diluted earnings (loss) per share	0.06	(0.01)	(0.01)	0.01
Total assets	178,816,058	147,979,848	139,648,018	127,078,569
Total liabilities	2,043,514	2,014,874	1,860,517	2,663,415
	For the Quarters Ended
	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sep. 30, 2018
Income (loss) from Investments	$(203,178)	$1,552,446	$65,926	$117,197
Income (loss) before other income and expenses	(1,152,707)	424,263	(592,796)	(414,076)
Impairment of mineral property interests	(779,823)	-	-	-
Other income (loss)	(353,416)	(431,470)	1,070,731	(343,461)
Net income (loss)	(2,285,946)	(7,207)	477,935	(757,537)
Net income (loss) attributable to equity holders	(2,141,800)	(359)	473,838	(752,583)
Basic and diluted earnings (loss) per share	(0.01)	(0.00)	0.00	(0.01)
Total assets	124,248,395	106,639,014	109,287,409	104,344,191
Total liabilities	2,368,392	1,164,674	2,663,248	2,034,176

LIQUIDITY AND CAPITAL RESOURCES

1. Cash Flows

Cash used in operating activities for the year ended June 30, 2020 was $3,928,368 (year ended June 30, 2019 – $2,518,692).

Cash used in investing activities for the year ended June 30, 2020 was $23,552,292 (year ended June 30, 2019 – $4,367,343). Cash flows from investing activities were mainly impacted by the following: (i) capital expenditures for mineral properties and plant and equipment of $14,323,170 on the exploration projects in Bolivia compared to $12,401,030 in the prior year; (ii) purchase of $20,000,000 GICs partially offset by proceeds of $10,630,347 from disposal of bonds and coupon payments compared to proceeds from disposal of bonds and coupon payments of $8,553,082 in the prior year period; (iii) proceeds of $6,131,622 from the disposal of equity investments partially offset by additional equity investments in the amount of $5,018,338 compared to proceeds from disposal of $570,561 in the prior year; and (iv) VAT payments of $972,753 in Bolivia compared to payments of $1,089,956 in the prior year.

Cash provided by financing activities for the year ended June 30, 2020 was $39,931,491 (year ended June 30, 2019 – $20,140,534). Cash flows from financing activities were net proceeds of $38,898,589 raised from the two BMO bought deal financing plus $1,032,902 from stock option exercises. On October 25, 2019, the Company successfully closed a bought deal financing underwritten by BMO Capital Markets to issue a total of 4,312,500 common shares at a price of $4.00 per common share for gross proceeds of $17,250,000. The underwriter’s fee and other issuance costs for the financing were $1,416,467. On June 9, 2020, the Company successfully closed another bought deal financing with BMO to issue a total of 4,238,000 common shares at a price of $5.90 per common share for gross proceeds of $25,004,200. The underwriter’s fee and other issuance costs for the transaction were $1,939,144.

Management’s Discussion and Analysis	Page 10

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

For the prior year, cash flows from financing activities were proceeds of $19,950,000 from warrants exercised by Silvercorp Metals Inc. and Pan American Silver Corp. and $190,534 from stock option exercises.

Liquidity and Capital Resources

As at June 30, 2020, the Company had working capital of $71,720,986 (June 30, 2019 – $37,089,557), comprised of cash and cash equivalents of $40,644,346 (June 30, 2019 - $27,849,961), short-term investments of $20,633,772 (June 30, 2019 - $10,942,898), assets held for distribution of $11,849,971 (June 30, 2019 - $nil) and other current assets of $636,411 (June 30, 2019 - $401,970) offset by current liabilities of $2,043,514 (June 30, 2019 - $2,105,272). Management believes that the Company has sufficient funds to support its normal exploration and operating requirements on an ongoing basis.

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from interest, dividends, and realized gains on investments. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

In addition, the current outbreak of COVID-19 has caused significant disruption to global economic conditions which may adversely impact the Company’s results. Moreover, COVID-19 has potential negative impacts on the stock markets, which could adversely impact the Company’s ability to raise capital.

FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

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NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2020 and June 30, 2019 that are not otherwise disclosed. As required by IFRS 7, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$40,644,346	$-	$-	$40,644,346
Short-term investments - bonds	630,744	-	-	630,744
Common or preferred shares(1)	4,795,960	-	-	4,795,960
Warrants	-	807,631	-	807,631

(1) Common shares in private companies are Level 3 financial instruments

	Fair value as at June 30, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	27,849,961	$-	$-	$27,849,961
Bonds	10,942,898	-	-	10,942,898
Common shares(1)	4,443,963	-	327,175	4,771,138
Warrants	-	339,755	-	339,755

(1) Common shares in private companies are Level 3 financial instruments

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2020 and June 30, 2019, respectively.

There were no transfers into or out of Level 3 during the year ended June 30, 2020. For the year ended June 30, 2020, fair value change of $327,175 from Level 3 instruments were recognized as part of loss on equity investments on the consolidated statements of income.

(b) Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at June 30, 2020, the Company had a working capital position of $71,720,986 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration expenditures on the Silver Sand Project and Silverstrike Project for, but not limited to, the next 12 months.

Management’s Discussion and Analysis	Page 12

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	June 30, 2020		June 30, 2019
	Due within a year	Total	Total
Trade and other payables	$1,573,474	$1,573,474	$1,621,403
Due to a related party	84,742	84,742	89,189
Payable for mineral property acquisition	263,120	263,120	657,800
	$1,921,336	$1,921,336	$2,368,392

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk is summarized as follows:

The amounts are expressed in CAD equivalents	June 30, 2020	June 30, 2019
United States dollars	$15,206,715	$17,615,304
Bolivianos	404,952	191,204
Chinese RMB	218,216	191,645
Financial assets in foreign currency	$15,829,883	$17,998,153

United States dollars	$589,986	$1,330,481
Chinese RMB	137,725	4,258
Financial liabilities in foreign currency	$727,711	$1,334,739

As at June 30, 2020, with other variables unchanged, a 1% strengthening (weakening) of the US dollar against the CAD would have increased (decreased) net income by approximately $146,000.

As at June 30, 2020, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the CAD would have increased (decreased) net income by approximately $4,050.

As at June 30, 2020, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the CAD would have increased (decreased) net income by approximately $1,000.

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2020. The Company also owns GICs and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates

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NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meets its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as majority of its cash and cash equivalents are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at June 30, 2020, the Company had a receivables balance of $413,594 (June 30, 2019 - $259,600).

(f) Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at June 30, 2020, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $560,000.

RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due to a related party	June 30, 2020	June 30, 2019
Silvercorp Metals Inc.	$84,742	$89,189

Silvercorp Metals Inc. (“Silvercorp”) has two directors and one officer in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. Expenses in services rendered and incurred by Silvercorp on behalf of the Company for the year ended June 30, 2020 were $787,008 (year ended June 30, 2019 - $304,561).

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet financial arrangements.

PROPOSED TRANSACTIONS

Other than the spin-out transaction described below, there are no proposed acquisitions or disposals of assets or business, other than those in the ordinary course of business, approved by the Board as at the date of this MD&A.

Management’s Discussion and Analysis	Page 14

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

Plan of Arrangement

It is proposed that the spin-out will occur by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) pursuant to which New Pacific shareholders will be entitled to receive common shares of Whitehorse Gold on a pro rata basis.

The Arrangement will be subject to the approval of New Pacific shareholders at a special meeting that is expected to be held by the end of September 2020, requisite regulatory and stock exchange approval, and the continued discretion of New Pacific's management and board of directors. The Arrangement will also be subject to court approval.

Further details of the Arrangement, including, without limitation, the applicable ratio for the number of Whitehorse Gold common shares to be received by New Pacific shareholders, the record date for determining which shareholders will be entitled to receive Whitehorse Gold common shares and vote on the Arrangement at the special meeting, and the date for the special meeting, will be provided in due course. There can be no assurance that the Arrangement will be completed on the terms described herein or at all.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the audited consolidated financial statements for the year ended June 30, 2020.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

Authorized – unlimited number of common shares without par value.

Issued and outstanding – 152,307,111 common shares with a recorded value of $191.6 million. Shares subject to escrow or pooling agreements – nil.

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NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

(b) Options

The outstanding options as at the date of this MD&A are summarized as follows:

Options Outstanding	Exercise Price $	Expiry Date
1,406,600	0.55	October 31, 2021
1,302,500	1.15	July 31, 2022
200,000	1.57	December 7, 2022
1,745,334	2.15	February 21, 2024
4,654,434	$ 1.36

(c) RSUs

The outstanding RSUs as at the date of this MD&A are summarized as follows:

RSUs Outstanding	Grant Date Price $
925,200	$ 4.70

RISK FACTORS

The Company is subject to many risks which are outlined in its Annual Information Form and NI 43-101 technical report which are available on SEDAR at www.sedar.com. Please review in particular “Political and Economic Risks in Bolivia” section under Risk Factors in the Annual Information Form in light of the recent political instability and social unrest in Bolivia following the general elections held on October 20, 2019. In addition, please refer to the Financial Instruments Section for the analysis of financial risk factors. During the current quarter, emerging risks related to the COVID-19 pandemic, which has resulted in profound health and economic impacts globally to date and presents future risks and uncertainties that are largely unknown as at the date of this MD&A.

COVID-19

The current outbreak of COVID-19 pandemic could have a material adverse effect on the Company’s business and operations, as well as impacting global economic conditions. COVID-19 has spread to regions where the Company has operations and offices. Government efforts to control the spread of the virus have resulted in temporary suspensions of our operations in Bolivia and reduced corporate activities in Canada. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock and financial market volatilities, labour shortage and delay in logistics, and a general reduction in consumer activities. All of these could affect commodity prices, interest rates, credit risk, social security and inflation. Such public health crisis at the moment or in the future may negatively affect the Company's operations along with the operations of its suppliers, contractors, service providers and local communities.

While the COVID-19 pandemic has already had significant, direct impacts on the Company’s operations and business, the extent to which the pandemic will continue to impact our operations are highly uncertain and cannot be predicted with confidence as at the date of this MD&A. These uncertainties include, but are not limited to, the duration of the outbreak, Bolivian and Canadian governments’ mandates to curtail the spreading of the virus, community and social stabilities, the Company’s ability to resume operations efficiently or economically. It is also uncertain whether the Company will be able to

Management’s Discussion and Analysis	Page 16

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

maintain an adequate financial condition and have sufficient capital, or have the ability to raise capital. Any of these uncertainties, and others, could have further material adverse effect on the Company’s business and operations.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” or “can” occur. Forward-looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include global economic and social impact of COVID-19, the fluctuating equity prices, bond prices, commodity prices, calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk, loss of key personnel, conflicts of interest, dependence on management, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this MD&A. Although the forward-looking statements contained in this MD&A are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this MD&A are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward- looking statements are made as of the date of this MD&A.

Additional information relating to the Company can be obtained under the Company’s profile on SEDAR at www.sedar.com, and on the Company’s website at www.newpacificmetals.com.

Management’s Discussion and Analysis	Page 17